ROPES & GRAY
                         One International Place
                      Boston, Massachusetts 02110-2624
                             (617) 951-7000
                          Fax: (617) 951-7050



                              February 28, 1996



Loomis Sayles Funds
One Financial Center
Boston, Massachusetts 02111

Ladies and Gentlemen:

     You have informed us that you intend to file a notice on Form 24F-2 (the "Notice") with the Securities and Exchange Commission (the "Commission") pursuant to Rule 24f-2 (the "Rule") under the Investment Company Act of 1940, as amended, making definite the registration of 23,352,565 of your shares of beneficial interest, no par value (the "Shares"), belonging to your Loomis Sayles Growth Fund, Loomis Sayles Small Cap Fund, Loomis Sayles International Equity Fund, Loomis Sayles Global Bond Fund, Loomis Sayles Municipal Bond Fund, Loomis Sayles Growth & Income Fund, Loomis Sayles U.S. Government Securities Fund, Loomis Sayles Bond Fund and Loomis Sayles Short-Term Bond Fund, sold in reliance upon the Rule during your fiscal year ended December 31, 1995.

     We have examined your Agreement and Declaration of Trust (the "Agreement and Declaration of Trust") on file in the office of the Secretary of State of The Commonwealth of Massachusetts and are familiar with the action taken by your Trustees to authorize the issuance and sale from time to time of your authorized and unissued shares of beneficial interest at not less than net asset value. We have also examined a copy of your By-Laws, an executed copy of the Notice and such other certificates, documents and records as we have deemed necessary for the purposes of this opinion.

     Based on the foregoing, we are of the opinion that the Shares have been duly authorized and validly issued and are fully paid and non-assessable.

     Loomis Sayles Funds (the "Trust") is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, in certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder held personally liable solely by reason of being or having been a shareholder of that series. Thus, the risk of shareholder liability is limited to circumstances in which that series of shares itself would be unable to meet its obligations.

     We consent to this opinion accompanying the Notice when filed with the Commission.

                              Very truly yours,

                              /s/ Ropes & Gray

                              ROPES & GRAY